                                                   --------------------------
                                                   OBM APPROVAL
                                                   OBM Number:   3235-0145
                                                   Expires: December 31, 1997
                                                   Estimated average burden
                                                   hours per response...14.90
                                                   --------------------------


                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                       NATURE'S SUNSHIE PRODUCTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       Common Stock, without par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  639027101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Mr. Thomas W. Smith
                             323 Railroad Avenue
                             Greenwich, CT 06830
                             203-661-1200
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              November 21, 1996
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 639027101                                           PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Thomas W. Smith
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00 (Funds of Managed Accounts), PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /
    Required Pursuant to Items 2(d) or 2(E)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           310,500
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,312,245
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    310,500
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,312,245
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,622,745
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

     EXCLUDES CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 639027101                                           PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Thomas N. Tryforos
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00 (Funds of Managed Accounts), PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /
    Required Pursuant to Items 2(d) or 2(E)
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           6,022
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          1,312,245
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    6,022
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    1,312,245
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,318,267
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

     EXCLUDES CERTAIN SHARES*                                                / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 4 of 10 Pages

     Items 3, 4, 5 and 7 are hereby amended as set forth below.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     [Item 3 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     An aggregate of $31,079,471.55 of the funds of the Managed Accounts (as hereinafter defined), $4,140,715.97 of the personal funds of Mr. Smith, and $132,940.83 of the personal funds of Mr. Tryforos were used to purchase the shares reported herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         [Item 4 is hereby amended so that, as amended, it shall read in its entirety as follows:]

         As set forth in Item 5, Mr. Smith beneficially owns 1,422,745 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts"), and Mr. Tryforos beneficially owns 1,312,245 shares in his capacity as investment manager for four of the Managed Accounts. In addition, Mr. Smith owns 200,000 shares of Common Stock for his own account and Mr. Tryforos owns 6,022 shares of Common Stock for his own account (the "Personal Shares"). The Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner, an employee profit-sharing plan of a corporation of which Mr. Smith is the sole stockholder (for which the two Reporting Persons are trustees), a private investment general

                                                              Page 5 of 10 Pages


partnership of which Mr. Smith is a general partner, and certain family members
and trusts for the benefit of certain family members of Mr. Smith.   Each of
the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts; and Mr. Smith and Mr. Tryforos have acquired their respective Personal Shares for investment purposes. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         [Item 5 is hereby amended so that, as amended, it shall read in its entirety as follows:]

         (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended September 30, 1996 that 18,977,889 shares of Common Stock were outstanding as of October 31, 1996) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr.

                                                              Page 6 of 10 Pages


Smith -- 1,622,745 shares (8.5%); Mr. Tryforos -- 1,318,267 shares (6.9%).  All of such shares are held in the Managed Accounts, except for Personal Shares.

          (b) Mr. Smith has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 310,500 shares of Common Stock. Mr. Tryforos has the sole power with respect to 6,022 shares of Common Stock. Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,312,245 shares of Common Stock.

          (c) Since the date of the most recent filing on Schedule 13D, the Reporting Persons purchased an aggregate of 237,522 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the over-the-counter market as follows:

                                   NUMBER OF SHARES
DATE OF PURCHASE                      PURCHASED                     PRICE PER SHARE
----------------                   -----------------                 ---------------
11/18/96                                18,000                          $19.7500
11/18/96                               106,300                          $19.4968
11/19/96                                 3,600                          $19.2289
11/19/96                                   200                          $18.5000
11/20/96                                 4,000                          $21.0000

In addition, Mr. Smith purchased the following:

11/15/96                                 1,500                          $20.4587
11/18/96                                50,000                          $19.7500
11/19/96                                 4,500                          $20.5000
11/19/96                                 6,600                          $19.2289
11/20/96                                15,000                          $21.1667
11/21/96                                 9,000                          $21.9583
11/21/96                                13,400                          $22.0877

           (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.

                                                              Page 7 of 10 Pages


         (e) Not Applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         [Item 7 is hereby amended so that, as amended, its shall read in its entirety as follows:]

         1. Agreement relating to the joint filing of Statement on Schedule 13D dated November 18, 1996 as required by Rule 13d-1(f).

         2. Agreement relating to the joint filing of Amendment No.1 to
Schedule 13D dated November 25, 1996 as required by Rule 13d-1(f).

                                                              Page 8 of 10 Pages


                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 25, 1996

                                          /s/ Thomas W. Smith
                                          -----------------------------
                                          Thomas W. Smith


                                          /s/ Thomas N. Tryforos
                                          -----------------------------
                                          Thomas N. Tryforos

                                                              Page 9 of 10 Pages


                                 EXHIBIT INDEX



                                                          SEQUENTIALLY
DOCUMENT                                                  NUMBERED PAGE
--------                                                  -------------


1.       Agreement relating to the joint
         filing of Statement on Schedule
         13D dated November 18, 1996 as
         required by Rule 13d-1(f).                             *



2.       Agreement relating to the joint                       10
         filing of Amendment No.1 to Schedule
         13D dated November 25, 1996 as
         required by Rule 13d-1(f).




------------------
*Previously filed